AEM SPA




SEC MAIL
RECEIVED
PROCESSING
SEP 15 2006
WASH. D.C.
209
SECTION

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/250/2006/MAN/as



BY COUR.


06016884

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

September 12, 2006

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

AEM SPA

FILE NO. 82


SEC MAIL
RECEIVED
PROCESSING
SEP 15 2006
WASH. D.C.
209
SECTION

PRESS RELEASE

HALF-YEAR RESULTS TO 30 JUNE 2006 APPROVED, SHOWING STRONG GROWTH COMPARED TO THE FIRST HALF OF 2005, EVEN AFTER EXTENDING THE CONSOLIDATION AREA.

Revenues totalled Euro 3.55 billion (1.05 billion to 30th June 2005)

Gross Operating Income Euro 764 million (+164% compared to 30th June 2005)
For the same consolidation area, the Gross Operating Income has grown by 16.9%

Group Net Income totalled Euro 193 million (+33% compared to 30th June 2005)

Net debt equal to Euro 5,533 million, a 183 million fall from 31st December 2005.

The Debt/Equity ratio improved from 1.56 at 31st December 2005 to 1.40

* * *

CALL FOR SHAREHOLDERS' MEETING TO DELIBERATE THE PROPOSAL TO AUTHORISE THE BUY BACK AND PURCHASE OF COMPANY SHARES

Milan, 12th September 2006 – At today's meeting of the Board of Directors of AEM S.p.A., chaired by Giuliano Zuccoli, the board examined and approved the half-year report for the AEM Group to 30th June 2006 and the results of the separate balance sheet of AEM S.p.A. both drawn up applying the valuation and measurement criteria established by the IAS/IFRS (*International Accounting Standards/International Financial Reporting Standards*). Insofar as the separate AEM S.p.A. financial reports are concerned, the Board of Directors also approved the material required by the IFRS 1 "First adoption of the International Financial Standards", with particular reference to the reconciliations of the IAS/IFRS transition balances.

The consolidated profit and loss account for the first half of 2006 include:

- proportional consolidation of 50% of the Edison Group, following acquisition of joint AEM-EDF control of Edison in September 2005;
- full consolidation, from 1st April 2006 to 30th June 2006, of 100% of the financial results of the Ecodeco Group, 30% owned by AEM, due to the call option rights held by AEM on 70% of the Ecodeco's share capital (the above-mentioned option was not exercisable in the first quarter 2006);

The Consolidated statement of asset and liabilities at 30th June 2006 includes the proportional consolidation of 50% of the equity of the Edison Group and 100% of the Ecodeco Group's equity at the same date.

Economic and financial results

In the first six months of the year the AEM Group showed **a significant improvement in its results**, also thanks to the consolidation of 50% of the TDE/Edison (Delmi) Group and to the full consolidation of the Ecodeco Group that occurred in the second quarter of the year. **Revenues more than tripled compared to the first half of 2005**, reaching Euro 3,555 million. **Net of the Delmi and Ecodeco contributions, revenues totalled Euro 1,215 million, 16.3% higher than in the first half of 2005. Gross Operating Income also grew significantly,** reaching Euro 764 million (289 million in the first half of 2005), while Net Operating Income totalled Euro 430 million. For the same consolidation area, excluding the contributions of the Delmi Group and the Ecodeco Group, **Gross Operating Income was Euro 338 million, showing an increase of 16.9%,** generated exclusively in the non-regulated sectors. Group Net Income has grown by 33%, reaching Euro 193 million.
Group debt fell by Euro 183 million, from Euro 5,716 million at 31st December 2005 to Euro 5,533 million at 30th June 2006.

Main consolidated economic and financial results (millions of Euros):

€ Million	1st half of 2006	1st half of 2005	Change
Revenues	3,555	1,045	2,510
Gross operating income	764	289	475
Net operating income	430	183	247
Net income of the group	193	145	48
Net financial debt	5,533	5,716*	(183)

* at 31st December 2005

Revenues and volumes

AEM Group revenues increased by Euro 2,510 million, of which 2,341 attributable to the consolidation of the Delmi Group and the Ecodeco Group, accounting for Euro 2,293 million and Euro 48 million respectively.

For the same consolidation area, revenues totalled Euro 1,215 million Euros, an increase of Euro 170 million compared to the first half-year of 2005
The following factors contributed to revenue growth: the increase in average sale prices for energy products, due to the increase in international prices of raw materials; a careful portfolio policy implemented by the Group, intended to enhance the characteristics of AEM's generation plants, which allowed us to seize the many opportunities offered by the Energy Exchange markets; increased electricity sales, thanks to higher production availability compared to the first half of 2005, and the exploitation of the surplus of green certificates and emission rights.

Electricity production by AEM plants, including 20% of Edipower's production, grew by around 23%, increasing from the 4,111 GWh of the first half of 2005 to 5,057 GWh in the first half of 2006. The increase is mainly linked to the start up of the new combined cycle units at the AEM power plant in Cassano d'Adda (380 MW) and at the Edipower plant in Piacenza (840 MW), as well as the full availability, with respect to the first half of 2005, of the Edipower plant in Brindisi. Hydroelectric power contributed 775 GWh, up by 9.3% compared to the first half of 2005.

Production by co-generation plants was 50 GWh, in line with that of the first half of 2005.

Volumes of gas distributed, excluding the quantities distributed by Edison, increased by 0.7%, despite the loss of the concession to distribute gas in the municipality of Cinisello Balsamo from 14th February 2006, reaching 738 million cubic metres. Group retail and wholesale gas sales totalled 628 million cubic metres, through its subsidiaries AEM Trading and AEM Energy, are in line with the volumes sold in the first half of 2005.
On the other hand, heat sales grew by 15%, thanks to the creation of new connections to the district heating network, reaching 280 thermal GWh in the first half of 2006 and electricity sales increased from 3,745 GWh in the first half of 2005 to 3,767 GWh in the first half of 2006.

Gross Operating Income

In the first six months of the year, gross operating income was Euro 764 million, an increase of 164% over the same period in 2005. The increase can be attributed mainly to the consolidation of the Delmi Group, which contributed Euro 409 million and to a lesser extent to the consolidation of the Ecodeco Group for Euro17 million. For the same consolidation area, gross operating income totalled Euro 338 millions, Euro 49 million higher than in the first half year of 2005 (+ 16.9%).

The different business sectors of the Group contributed to these results as follows:

€ Million	1st half of 2006				1st half of 2005
	AEM	EDISON	ECODECO	TOTAL	AEM
Electric power	222	303		525	144
Gas and Heating	23	112		135	43
Regulated markets and networks	107	8		115	111
"Waste & Power"			17	17	
Services	(14)	(17)		(31)	(10)
Other activities and adjustments		3		3	1
TOTAL	**338**	**409**	**17**	**764**	**289**

The growth in gross operating income, for the same consolidation areas, is due to the excellent performance of the **electrical energy sector**, which recorded an increase of Euro 78 million. The good results achieved in this sector are to be attributed primarily to the sales margins for electricity, higher on the liberalised markets than in the first half of 2005, the exploitation of the surplus of green certificates and emission rights partly offset by the presence of non-recurring items in the first half of 2005.

The transfer of the "Area Nazionale" branch of the business, involving heat management and facilities management undertaken by subsidiary AEM Calore & Servizi, for which a capital gain of Euro 6.6 million and a gross operating margin of Euro 2.1 million were recorded in the first half of 2005, the regulatory pressure on the margins for gas linked to the higher gas extraction costs related to the "gas emergency", and with the presence of non-recurrent revenues in the first half of 2005 decreased the contribution made by the **gas and heat** sector, despite the increase in sales of district heating that made a positive contribution to the results for the period.

The gross operating income of the **regulated markets and networks sector** showed a slight fall with respect to the first half of 2005 principally due to the lower margins recorded in the gas distribution sector attributable to the lower average unit revenues for the period.

Net Operating Income

The net operating income for the first half of 2006 totalled Euro 430 million, a Euro 247 million increase over the first half of 2005.

Group Net Income

Net consolidated Group income for the period was Euro 193 million (145 million at 30th June 2005).

Net employed capital and net financial position

At 30 June 2006 the consolidated net employed capital totalled Euro 9,485 million, made up of net equity of Euro 3,952 million (2,185 million of which third-party shareholdings) and net financial debt of Euro 5,533 million (5,716 million at 31 December 2005).

The debt/equity ratio improved, falling to 1.40 (1.56 at 31 December 2005).

The increase in **net employed capital** since the end of the previous year was Euro 95 million. .

Taking into consideration the full consolidation of the Ecodeco Group, the cash flow generated in the current year has been Euro 309 million, while investment activities have absorbed resources equal to Euro 213 million, and changes in net equity have generated Euro 87 million.
Due to the above-mentioned sequence of events, **the net financial position** is reduced by Euro 183 million.

Without the operation to acquire the Delmi Group (TDE/Edison), **the net financial position of the group** would have increased by Euro 167 million since 31 December 2005. While consolidation of the Ecodeco Group increased net indebtedness by Euro14 million.

Expected evolution of the year

The 2006 year will fully benefit from the proportional consolidation of the Delmi Group (TDE/Edison), whose 2005 results were only consolidated in the fourth quarter of the year. Thanks to the start up of new plants, such as the 380 MW unit in Cassano d'Adda, the Piacenza power plant, and the new plant at Torviscosa, as well as the full availability of the Candela power plant, the higher results of the electric energy sector compared to 2005 will be confirmed. Despite possible negative impacts deriving from the result of current litigation on the final gas tariff indexing deliberations, which will exert strong pressure on the margins, the positive margins achieved by the Group's activities on the liberalized markets indicate that the year's results will be better than those of the previous year.

* * *

The Board of Directors of AEM S.p.A. deliberated to call an ordinary shareholders' meeting for 27 October , 2006, as first date of convocation, or 3 November, 2006, as second date of convocation.
In addition to the usual information, specified in art.12 of the company by-laws, concerning the half year results of the company at 30 June 2006, the shareholders' meeting will be asked to authorize the buy-back, up to the maximum amount permitted by the Italian Civil Code, and the sale of own shares.

Enclosures:

Profit and Loss Account

€ Million	**1st half year 2006**	*% on revenues*	**1st half year 2005**	*% on revenues*	*Change*
Total Revenues	**3,555**	***100.0%***	**1,045**	***100.0%***	**2,510**
Where:					
- revenues from sales	*3,484*		*1,038*		*2,446*
- other revenues	*71*		*7*		*64*
Operating costs	(2,654)	*-74.7%*	(681)	*-65.2%*	(1,973)
Labour costs	(137)	*-3.9%*	(75)	*-7.2%*	(62)
Gross operating income (EBITDA)	**764**	***21.5%***	**289**	***27.7%***	**475**
Depretiation & Amortization	(267)	*-7.5%*	(73)	*-7.0%*	(194)
Provisions	(67)	*-1.9%*	(33)	*-3.2%*	(34)
Operating Income (EBIT)	**430**	***12.1%***	**183**	***17.5%***	**247**
Financial income/charges	(115)	*-3.2%*	17	*1.6%*	(132)
Affiliates	1	*0.0%*			1
Extraordinary items	(2)	*-0.1%*	(1)	*-0.1%*	(1)
Income before taxes	**314**	***8.8%***	**199**	***19.0%***	**115**
Taxes	1	*-0.0%*	(55)	*-5.3%*	56
Net income	**315**	***8.9%***	**144**	***13.8%***	**171**
Net income of minority interest	(3)	*-0.1%*	2	*0.2%*	(5)
Third party income	(119)	*-3.3%*	(1)	*-0.1%*	(118)
Net income of the group	**193**	***5.4%***	**145**	***13.9%***	**48**

Statement of Assets and Liabilities

€ Million	30.06.2006	%	31.12.2005	%	Change
Employed capital					
Net fixed capital	9,273	97.8%	9,216	98.1%	57
Working capital	96	1.0%	174	1.9%	(78)
Assets/liabilities on sales	116	1.2%	0	0.0%	116
Total employed capital	**9,485**	**100.0%**	**9,390**	**100.0%**	**95**
Source of funding					
Shareholders' equity	**3,952**	**41.7%**	**3,674**	**39.1%**	**278**
Total financial position Beyond the next year	4,718	49.7%	4,971	52.9%	(253)
Total financial position Within the next year	815	8.6%	745	7.9%	70
Total net financial position	**5,533**	**58.3%**	**5,716**	**60.9%**	**(183)**
Total coverage sources	**9,485**	**100.0%**	**9,390**	**100.0%**	**95**

Cashflow Statement

€ Million	1st half year 2006	1st half year 2005
Opening Net Financial position	**(5,716)**	**(1,982)**
Net income for the year/period	193	145
Depretiation and Amortization	268	73
Changes in assets and liabilities	(152)	136
Cashflow generated by current operations	**309**	**354**
Net capital expenditure on tangible, intangible and Financial assets	**(213)**	**(46)**
Changes in minority interests	160	1
Change in shareholders' equity	34	149
Distributed profits	(107)	(95)
Cashflow absorbed by changes in shareholders' equity	**87**	**55**
Closing Net Financial position	**(5,533)**	**(1,619)**

The consolidated half year report is subject to limited auditing, in course of completion. Reconta Ernst & Young has been appointed as external auditor for the full audit of the transitionof AEM S.p.A. to IAS/IFRS

For further information:

AEM S.p.A. Press Office
Tel. 027720.3093
ufficiostampa@aem.it
www.aem.it

Investor Relations
Tel. 027720.3879
ir@aem.it
www.aem.it